Filed by Commercial Capital Bancorp, Inc.

pursuant to Rule 425  under the Securities Act of 1933

Subject Company: Calnet Business Bank, National Association

Commission File No.: 333-130184

Statements contained in this document which are not historical facts are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those currently anticipated due to a number of factors.

Words such as “expect,” “feel,” “believe,” “will,” “may,” “anticipate,” “plan,” “estimate,” “intend,” “should,” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Commercial Capital Bancorp, Inc. (“CCBI”), that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. CCBI undertakes no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

This communication is being made in respect of the proposed merger of CCBI and Calnet Business Bank, National Association (“Calnet Bank”).  In connection with the proposed transaction, CCBI filed a registration statement on Form S-4 with the Securities Exchange Commission (“SEC”) on December 7, 2005, containing the proxy statement/prospectus for the stockholders of Calnet Bank.  STOCKHOLDERS OF CALNET BANK ARE ENCOURAGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The registration statement on file with the SEC, as well as other relevant material (when they become available) and any other documents filed by CCBI with the SEC, are (or will be) available free of charge at the SEC’s website, www.sec.gov or from Commercial Capital Bancorp, Inc., 8105 Irvine Center Drive, Irvine, California 92618, Attention: Corporate Secretary or Calnet Business Bank, National Association, 1565 Exposition Blvd., Suite 100, Sacramento, California 95815, Attention: Corporate Secretary.

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Fellow Calnet Shareholders,

As I am sure most if not all of you know, the Board of Directors has decided that it is in the best interest of the Bank and its Shareholders to move to the next level by combining and merging Calnet with Commercial Capital Bancorp, Inc (CCBI).   For the reasons listed in the proxy/prospectus the proposed merger brings considerable advantages to the combined companies.

If you haven’t already, you will be receiving a Proxy Statement on the proposed merger.  It contains the information you might want to know and to answer any questions you may have about the respective organizations and terms of the combination.  Please take some time to look through it.  But, very importantly, fill out the proxy forms and send them back. — After careful consideration of strategic alternatives, and with much input from our advisors and consultants, the Board voted unanimously in favor of this merger and it urges you to do likewise and vote “FOR”  the merger.  The law requires a 2/3 affirmative vote of ALL the shareholders for the merger to happen.  So your vote is very important.

That means it requires action on your part.  I know that some of us are used to just throwing away corporate communications from companies whose stock we may own.  DO NOT DO THAT IN THIS CASE.  We need your affirmative vote.  Even if you intend to come to the shareholder meeting, send in your proxy card so that your vote will be counted in advance. Also, if you hold your stock in different accounts, please be sure to sign and return proxy cards for each account that you might have. If your stock is in “street name,” be sure to send that voting form back to your broker or, more easily, vote by telephone or on line. You cannot use your broker voting card to vote at the meeting.

If you have any questions on how to fill out the forms, or anything else,  you can call any of the following:

Shannon McLoughlin - Vice President and Corporate Secretary

Kevin Watson - Chief Financial Officer

Pete Raffetto - President and CEO

Dick Miller  - Chairman of the Board

Any of these people can be reached through Calnet’s main telephone number - 916-927-7000

Other consultants that are knowledgeable concerning the proxy are:

Amy Bilbija, Esq. - Senior Vice President, MacKenzie Partners - Proxy Consultants- 650-798-5206

Thank you so much for being such an important factor to the success of our common endeavor with the hope that there is even more to come.

Sincerely,